EXHIBIT 99.1

Third Quarter Report

Condensed Consolidated Interim Financial Statements

(expressed in United States dollars)

Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

Notice of No Auditor Review of

 Unaudited Condensed Consolidated Interim Financial Statements

 For the Three and Nine Months Ended September 30, 2015

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these unaudited condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the unaudited condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Canarc Resource Corp. (the "Company") for the three and nine months ended September 30, 2015 (the "Financial Statements") have been prepared by and are the responsibility of the Company's management, and have not been reviewed by the Company's auditors. The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with International Accounting Standards 34 ("IAS 34") and International Financial Reporting Standards ("IFRS").

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

		September 30,	December 31,
	Notes	2015	2014
ASSETS

CURRENT ASSETS
Cash		$682	$675
Receivables and prepaids	13	45	83
Total Current Assets		727	758

NON-CURRENT ASSETS
Restricted cash	6(a)(i)	72	-
Mineral property interests	6	10,482	11,804
Equipment	7	1	2
Total Non-Current Assets		10,555	11,806
Total Assets		$11,282	$12,564

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	13	$810	$914

SHAREHOLDERS' EQUITY
Share capital	11(b)	63,466	62,912
Reserve for share-based payments		432	681
Accumulated other comprehensive loss		(2,968)	(1,624)
Deficit		(50,458)	(50,319)
Total Shareholders' Equity		10,472	11,650
Total Liabilities and Shareholders' Equity		$11,282	$12,564

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Comprehensive Loss

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars, except per share amounts)

		Three Months ended September 30,		Nine Months ended September 30,
	Notes	2015	2014	2015	2014
Expenses:
Amortization		$1	$1	$1	$1
Corporate development	12	15	170	46	275
Employee and director remuneration	13	81	9	229	413
General and administrative	12	48	68	130	216
Shareholder relations		8	56	47	186
Share-based payments	11(c),13	16	112	76	142

Loss before the undernoted		(169)	(416)	(529)	(1,233)

Interest income		-	8	3	11
Interest expense	9	-	-	-	(1)
Foreign exchange (loss) gain		(10)	39	(18)	4
Write-off of refundable deposit		-	(43)	-	(43)
Gain from debt settlement	11(b)(i)	55	-	55	-

Net loss for the period		(124)	(412)	(489)	(1,262)

Other comprehensive (loss) income:
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		(603)	(575)	(1,344)	(525)

Comprehensive loss for the period		$(727)	$(987)	$(1,833)	$(1,787)

Basic and diluted loss per share		$-	$-	$-	$(0.01)

Weighted average number of shares outstanding		158,692,850	156,947,175	157,436,305	145,851,710

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2013	114,818,195	$60,178	$590	$(702)	$(48,654)	$11,412
Private placement, net of share issue costs	42,618,110	2,780	-	-	-	2,780
Share-based payments	-	-	209	-	-	209
Expiry of stock options	-	-	(168)	-	168	-
Finders fee warrants	-	(46)	46	-	-	-
Other comprehensive income:
Foreign currency translation adjustment	-	-	4	(922)	(2)	(920)
Net loss for the year	-	-	-	-	(1,831)	(1,831)
Balance, December 31, 2014	157,436,305	62,912	681	(1,624)	(50,319)	11,650
Private placement, net of share issue costs	11,498,886	469	-	-	-	469
Shares-for-debt settlement	2,018,700	106	-	-	-	106
Share-based payments	-	-	76	-	-	76
Cancellation/expiration of stock options	-	-	(254)	-	254	-
Finders fee warrants	-	(21)	21	-	-	-
Modification of finders fee warrants	-	-	5	-	(5)	-
Expiration of finders fee warrants	-	-	(97)	-	97	-
Other comprehensive income:
Foreign currency translation adjustment	-	-	-	(1,344)	4	(1,340)
Net loss for the period	-	-	-	-	(489)	(489)
Balance, September 30, 2015	170,953,891	$63,466	$432	$(2,968)	$(50,458)	$10,472

Balance, December 31, 2013	114,818,195	$60,178	$590	$(702)	$(48,654)	$11,412
Private placement, net of share issue costs	42,618,110	2,778	-	-	-	2,778
Share-based payments	-	-	142	-	-	142
Expiry of stock options	-	-	(165)	-	165	-
Finders fee warrants	-	(46)	46	-	-	-
Other comprehensive income:
Foreign currency translation adjustment	-	-	-	(525)	-	(525)
Net loss for the period	-	-	-	-	(1,262)	(1,262)
Balance, September 30, 2014	157,436,305	$62,910	$613	$(1,227)	$(49,751)	$12,545

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three Months ended September 30,		Nine Months ended September 30,
	2015	2014	2015	2014
Cash provided from (used by):

Operations:
Loss for the period	$(124)	$(412)	$(489)	$(1,262)
Items not involving cash:
Accrued interest	-	(5)	-	(5)
Amortization	1	1	1	1
Share-based payments	16	112	76	142
Gain from debt settlement	(55)	-	(55)	-
Write-off of refundable deposit	-	43	-	43
	(162)	(261)	(467)	(1,081)
Changes in non-cash working capital items:
Receivables and prepaids	(5)	86	38	(91)
Refundable deposit	-	(2)	-	(43)
Accounts payable and accrued liabilities	72	(135)	106	15
Cash used by operating activities	(95)	(312)	(323)	(1,200)

Financing:
Repayment of demand loans	-	-	-	(128)
Issuance of common shares, net of share issuance costs	469	361	469	2,778
Cash provided from financing activities	469	361	469	2,650

Investing:
Restricted cash	115	-	(72)	-
Promissory note receivable	-	(220)	-	(220)
Mineral properties, net of recoveries	(119)	(333)	(67)	(367)
Cash used by investing activities	(4)	(553)	(139)	(587)

Increase (decrease) in cash	370	(504)	7	863
Cash, beginning of period	312	1,417	675	50

Cash, end of period	$682	$913	$682	$913

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three Months ended September 30,		Nine Months ended September 30,
	2015	2014	2015	2014
Non-cash financing and investing activities:

Fair value of finders fee warrants from:
Issuance of finders fee warrants	$21	$-	$21	$46
Modification of finders fee warrants	5	-	5	-

Expiration of:
Stock options	38	46	254	165
Finders fee warrants	97	-	97	-

Income taxes paid	-	-	-	-

Interest paid	-	-	-	7

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.	Nature of Operations and Going Concern

Canarc Resource Corp. (the "Company"), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company's registered office is #1040 – 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

The Company has no operating revenues, has incurred significant net losses of $489,000 for the nine months ended September 30, 2015 (September 30, 2014 - $1.3 million), and has a deficit of $50.5 million as at September 30, 2015 (December 31, 2014 - $50.3 million). Furthermore, the Company has a working capital deficiency of $83,000 (December 31, 2014 - $156,000). These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management would need to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management's plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company's ability to continue as a going concern. These condensed consolidated interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.	Basis of Presentation

(a)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and the interpretations of the International Financial Reporting Standards Interpretations Committee. These unaudited condensed consolidated interim financial statements do not include all of the information and disclosures required for full and complete annual financial statements, and accordingly should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2014.

(b)	Approval of condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Company's Board of Directors on November 10, 2015.

Canarc Resource Corp.	Page 7

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(c)	Basis of presentation:

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5.

(d)	Functional currency and presentation currency:

The Company's functional currency is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•	Monetary assets and liabilities at the exchange rate at the condensed consolidated interim statement of financial position date;
•	Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•	Shareholders' equity items at historical exchange rates; and
•	Revenue and expense items at the rate of exchange in effect on the transaction date.

The Company's presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period using the exchange rate at the end of each reporting period.

Exchange gains and losses arising from translation to the Company's presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive income (loss).

(e)	Critical accounting estimates and judgements:

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of promissory notes receivable, mineral property interests, receivables and long-term investments; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations and recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder's fees warrants issued; recoverability of receivables and long-term investments; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

Canarc Resource Corp.	Page 8

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements:

The Company has reviewed new and amended accounting pronouncements that have been issued by the IASB as included in the Company's annual audited consolidated financial statements for the year ended December 31, 2014.

(i)	Changes in accounting policies:

The new accounting standards which were applicable to the interim reporting periods effective January 1, 2015 have no material impact to the Company's unaudited condensed consolidated interim financial statements.

(ii)	New accounting standards which are not yet effective:

IFRS 9 Financial Instruments (2014) ("IFRS 9")

This is a finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

•

Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a "fair value through other comprehensive income" category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39; however, there are differences in the requirements applying to the measurement of an entity's own credit risk.

•

Impairment. The 2014 version of IFRS 9 introduces an "expected credit loss" model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.

•

Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

•	Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

IFRS 9 is applicable to annual periods beginning on or after January 1, 2018.

The Company has not assessed the impact of IFRS 9 on its consolidated financial statements.

Canarc Resource Corp.	Page 9

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies

These condensed consolidated interim financial statements follow the same accounting policies as disclosed in the Company's consolidated financial statements for the year ended December 31, 2014 which have been consistently applied. Certain of the prior periods' comparative figures may have been reclassified to conform to the presentation adopted in the current period.

(a)	Basis of consolidation:

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries including New Polaris Gold Mines Ltd. (100%). All significant intercompany transactions and balances are eliminated on consolidation.

(b)	Financial instruments:

The Company classifies its financial assets in the following categories: fair value through profit or loss ("FVTPL"), loans and receivables, held-to-maturity ("HTM") and available-for-sale ("AFS"). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

The Company classifies its financial liabilities in the following categories: FVTPL, other financial liabilities, and derivative financial liabilities.

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

4.	Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company's primary sources of funds are from the issuance of share capital and proceeds from notes payable. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as debt and share capital. Capital requirements are driven by the Company's exploration activities on its mineral property interests. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company's short-term obligations while maximizing liquidity and returns of unused capital.

Canarc Resource Corp.	Page 10

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.	Management of Capital (continued)

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company's approach to capital management during the nine months ended September 30, 2015.

5.	Management of Financial Risk

The Company has classified its cash as financial assets at FVTPL; long-term investments as AFS financial assets; receivables and prepaids and promissory note receivables as loans and receivables; and accounts payable and accrued liabilities and notes payable as other financial liabilities.

The Company's long-term investment in shares of Aztec Metals Corp. ("Aztec"), a company sharing two common directors, is classified as AFS but does not have a quoted market price in an active market and is therefore measured at cost, net of any write-downs.

The fair values of the Company's receivables, accounts payable and accrued liabilities, and notes payable approximate their carrying values due to the short terms to maturity. Cash is measured at fair values using Level 1 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a)	Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which include amounts receivable from certain related parties, provincial tax credit for qualified mineral expenditures, and goods and services tax refunds due from the government, and determined that all accounts are collectible; accordingly, there has been no allowance for doubtful accounts recorded.

Canarc Resource Corp.	Page 11

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at September 30, 2015, the Company had a working capital deficiency of $83,000 (December 31, 2014 - $156,000). The Company will require significant additional funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2015.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)	Foreign currency risk:

The Company's mineral property interests and operations are in Canada. A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the cumulative translation adjustment of the Company's assets and liabilities as its condensed consolidated interim financial statements are presented in U.S. dollars.

The Company is exposed to foreign currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	September 30,	December 31,
	2015	2014
	(Held in CAD$)

Cash	$303	$643
Accounts receivable	3	10
Accounts payable and accrued liabilities	(660)	(799)
Net assets (liabilities)	$(354)	$(146)

Canarc Resource Corp.	Page 12

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk: (continued)

(i)	Foreign currency risk: (continued)

Based upon the above net exposure as at September 30, 2015 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $35,400 (December 31, 2014 - $14,600) in the cumulative translation adjustment in the Company's shareholders' equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)	Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the promissory notes receivable and notes payable, if any, are stated at fixed interest rates.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company's other price risk includes equity price risk, whereby investments in marketable securities are subject to market price fluctuations. The Company held no marketable securities at December 31, 2014 and September 30, 2015.

Canarc Resource Corp.	Page 13

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Mineral Property Interests

	British Columbia (Canada)		Mexico
	New Polaris	Windfall Hills	El Compas
	(Note 6(a)(i))	(Note 6(a)(ii))	(Note 6(b))	Total
Acquisition Costs:

Balance, December 31, 2013	$3,892	$408	$-	$4,300
Additions	-	27	-	27
Foreign currency translation adjustment	(16)	(34)	-	(50)
Balance, December 31, 2014	3,876	401	-	4,277
Additions	-	4	-	4
Foreign currency translation adjustment	(23)	(53)	-	(76)
Balance, September 30, 2015	$3,853	$352	$-	$4,205

Deferred Exploration Expenditures:

Balance, December 31, 2013	$7,938	$92	$-	$8,030
Additions, net of recoveries	23	352	-	375
Foreign currency translation adjustment	(871)	(7)	-	(878)
Balance, December 31, 2014	7,090	437	-	7,527
Additions, net of recoveries	21	2	40	63
Foreign currency translation adjustment	(1,256)	(57)	-	(1,313)
Balance, September 30, 2015	$5,855	$382	$40	$6,277

Mineral property interests:
Balance, December 31, 2014	$10,966	$838	$-	$11,804
Balance, September 30, 2015	9,708	734	40	10,482

(a)	Canada:

(i)	New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at September 30, 2015 include a reclamation bond for $188,000 (December 31, 2014 - $217,000).

Canarc Resource Corp.	Page 14

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Mineral Property Interests (continued)

(a)	Canada:(continued)

(i)	New Polaris: (continued)

On February 24, 2015, the Company entered into a Pre-Development and Earn-In Binding Agreement with PanTerra Gold (British Columbia) Limited, a wholly-owned subsidiary of PanTerra Gold Limited, ("PanTerra"). PanTerra had a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. In Stage One, PanTerra was to spend CAD$500,000 for laboratory production of flotation concentrate followed by test work through the Glencore Technology Albion pilot plant, and for comprehensive technical and economic review and commencement of environmental baseline data collection required for permitting. In Stage Two, PanTerra could earn a 20% interest in the New Polaris project by spending CAD$3.5 million in predevelopment expenditures which would include 10,000 metres drilling program and engineering and completion of field data required for environmental permitting. In Stage Three, PanTerra could earn an additional 30% interest in the project for a total interest of 50% by spending CAD$6 million in predevelopment expenditures which would primarily focus on the completion of a definitive feasibility study and would include further 10,000 metres of infill drilling, additional metallurgical test work, and preliminary engineering. PanTerra could increase its interest in the New Polaris project to 51% by purchasing 1% from the Company within six months of completion of the definitive feasibility study at a cost of 1% of the net present value established by the definitive feasibility study using a 10% discount rate.

The Company had received the CAD$500,000 for Stage One. As at September 30, 2015, funds of US$72,000 remain for Stage One expenditures as specified pursuant to the agreement between the Company and PanTerra.

In August 2015, PanTerra had informed the Company that it will not be able to commit to further expenditures to commence Stage Two exploration and permitting work on the Company's New Polaris project until PanTerra receives the approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing. The Company does not agree with their position. The Company and PanTerra continue to be in communication regarding this matter, and an extension or a resolution have not yet been negotiated.

Canarc Resource Corp.	Page 15

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Mineral Property Interests (continued)

(a)	Canada: (continued)

(ii)	Windfall Hills:

In April 2011, the Company entered into two property option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia. In April 2011, the Company entered into a property option agreement with Atna Resources Ltd. ("Atna") whereby the Company can acquire a 100% interest in the Uduk Lake properties by making $750,000 in cash payments over a four year period, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty. In April 2013, the Company entered into a property purchase agreement with Atna whereby the Company acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty.

In April 2011, the Company entered into a property option agreement with a vendor whereby the Company can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a four year period, and a final bonus payment based on all gold resources estimated in an independent National Instrument 43-101 Standards of Disclosure for Mineral Projects technical report. The formula for the bonus payment is $30 per oz for measured resources, $20 per oz for indicated resources, and $10 per oz for inferred resources. In April 2013, the Company entered into a property purchase agreement whereby the Company acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

(iii)	Tay-LP:

On August 24, 2009, the Company entered into a property option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. to acquire up to 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages. The Company decided not to proceed with any further expenditure on the Tay LP property which was written off in 2013.

Canarc Resource Corp.	Page 16

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Mineral Property Interests (continued)

(b)	Mexico:

El Compas:

In July 2015, the Company and Marlin Gold Mining Ltd. ("Marlin") entered into a letter of intent which resulted in a Share Purchase Agreement on October 8, 2015, whereby the Company will acquire 100% of the shares of Marlin's wholly owned subsidiary, Oro Silver Resources Ltd. ("Oro Silver"), which owns 100% of the El Compas gold-silver project located in Zacatecas, Mexico, in exchange for 19 million common shares of the Company, which closed on October 30, 2015. The terms of the agreement include the following:

-	On each of the first three anniversaries of date of the agreement, 55 troy ounces of gold (or the US dollar equivalent) will be paid by the Company to Marlin or to any of its subsidiaries;

-

Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin will retain the Altiplano royalty and buy back option, and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them;

-

Marlin invested CAD$100,000 in the Company's private placement for 1.67 million units at CAD$0.06 per unit with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018; and

-	Marlin nominated one person to the Company's Board of Directors.

The closing of the Share Purchase Agreement resulted in Marlin becoming an Insider of the Company by virtue of having a 10.79% interest in the Company as at the closing date of October 30, 2015.

(c)	Expenditure options:

As at September 30, 2015, to maintain the Company's interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

Number of
Shares
New Polaris (Note 6(a)(i)):
Net profit interest reduction or buydown	150,000
150,000

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

Canarc Resource Corp.	Page 17

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Mineral Property Interests (continued)

(d)	Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(e)	Realization of assets:

The Company's investment in and expenditures on its mineral property interests comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(f)	Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company's operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

Canarc Resource Corp.	Page 18

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Equipment

		Accumulated	Net Book
	Cost	Amortization	Value

Balance, December 31, 2013	$9	$(6)	$3
Additions	-	(1)	(1)
Balance, December 31, 2014	9	(7)	2
Additions	-	(1)	(1)
Foreign currency translation adjustment	-	-	-
Balance, September 30, 2015	$9	$(8)	$1

8.	Long-Term Investments

As at September 30, 2015, the Company had an interest of 7% in Aztec (December 31, 2014 – 7%).

There is no separately quoted market value for the Aztec shares and the fair value cannot be reliably determined. Therefore they were recorded at cost, net of any write-downs.

In 2013, the Company wrote-down its investment in Aztec to a nominal value of CAD$100. In October 2014, the Company received 358,000 shares from Aztec in settlement of debt owed to the Company which the Company had written off in 2013.

9.	Notes Payable

Balance, December 31, 2013	$131
Add:
Interest during the period	1

Less:
Repayment of:
Principal	121
Interest	7
Foreign currency translation adjustment	4
132

Balance, December 31, 2014 and September 30, 2015	$-

In fiscal 2013, the Company received demand loans of $126,000 from two directors of the Company, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, the Company repaid all principal and interest in full settlement of outstanding demand loans.

Canarc Resource Corp.	Page 19

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Derecognition of Liabilities

At December 31, 2012, the Company accrued liabilities of approximately CAD$146,300 for estimated indemnities related to the disqualified Canadian exploration expenditures for flow-through purposes and CAD$62,100 in accrued interest related to the indemnities. In 2013, the Company determined that it was improbable that any further cash outlays would be required, and therefore the Company derecognized the provision for flow through indemnification.

In 2013, the Company also derecognized a provision of $99,000 by writing off certain liabilities related to an exploration project which was written off in 2008.

11.	Share Capital

(a)	Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)	Issued:

(i)

On September 21, 2015, the Company closed the first tranche of a private placement for 11.5 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$690,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until September 21, 2018. The Company paid CAD$36,200 in cash and issued 594,844 in warrants as finders' fees. The finders' fee warrants have the same terms as the underlying warrants in the unit private placement. On October 30, 2015, the Company closed the second tranche of a private placement for 1.67 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$100,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018 (Note 6(b)).

On September 24, 2015, the Company issued 2 million shares at a value of CAD$0.07 in settlement of partial salaries owed to certain officers and fees owed to certain directors in which the latter also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of $55,000.

(ii)

On January 31, 2014, the Company closed a private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.10 per share until January 31, 2016; on August 28, 2015, the expiry date for 8.45 million warrants were extended to July 31, 2017 (Note 11(d)). Finder's fees of CAD$22,500 were paid for the private placement.

Canarc Resource Corp.	Page 20

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital

(b)	Issued: (continued)

(ii)	(continued)

In March and April 2014, the Company closed a private placement in two tranches totalling 19.6 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.96 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 per share for a three year period. On March 18, 2014, the Company closed the first tranche for 10.6 million units for CAD$1.06 million, and paid CAD$66,170 in cash and issued 661,718 in warrants as finders' fees. On April 3, 2014, the Company closed the second tranche for 9 million units for CAD$900,000, and paid CAD$6,070 in cash and issued 60,725 in warrants as finders' fees. The finders' fee warrants have the same terms as the underlying warrants in the unit private placement. On August 28, 2015, the expiry dates for 10.1 million warrants were extended by 18 months of their original expiry dates (Note 11(d)).

On July 9, 2014, the Company closed a private placement for 5 million units at CAD$0.08 per unit for gross proceeds of CAD$400,000. Each unit was comprised of one flow-through common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 per share until July 9, 2016. Funds of CAD$385,500 were expended for flow through purposes as at September 30, 2015 (December 31, 2014 - CAD$382,900).

(c)	Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 18,888,434 common shares, of which stock options for 5,990,000 common shares are outstanding as at September 30, 2015. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the board at the time the options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

Canarc Resource Corp.	Page 21

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(c)	Stock option plan: (continued)

The continuity of outstanding stock options for the nine months ended September 30, 2015 is as follows:

	September 30, 2015
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	10,130,000	$0.10
Forfeited	(225,000)	$0.11
Cancelled or expired	(3,915,000)	$0.12
Outstanding balance, end of period	5,990,000	$0.09

Exercise price range (CAD$)	$0.05 - $0.145

The following table summarizes information about stock options exercisable and outstanding at September 30, 2015:

	Options Outstanding			Options Exercisable
Exercise Prices (CAD$)	Number Outstanding at September 30, 2015	Weighted Average Remaining Contractual Life (Number of Years)	Weighted Average Exercise Prices (CAD$)	Number Exercisable at September 30, 2015	Weighted AverageRemainingContractual Life(Number of Years)	Weighted AverageExercisePrices(CAD$)

$0.135	160,000	0.77	$0.135	160,000	0.77	$0.135
$0.145	105,000	1.72	$0.145	-	-	-
$0.08	1,525,000	2.74	$0.08	1,525,000	2.74	$0.08
$0.05	500,000	3.29	$0.05	400,000	3.29	$0.05
$0.10	3,700,000	3.79	$0.10	2,220,000	3.79	$0.10
	5,990,000	3.37	$0.09	4,305,000	3.26	$0.09

During the nine months ended September 30, 2015, the Company recognized share-based payments of $76,000 (September 30, 2014 - $142,000), net of forfeitures, based on the fair value of options that were earned by the provision of services during the period.

Canarc Resource Corp.	Page 22

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(c)	Stock option plan: (continued)

Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	September 30
	2015	2014

Directors and officers	$75	$140
Employees	1	2
	$76	$142

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	September 30,
	2015	2014

Number of stock options granted	-	4,550,000
Fair value of stock options granted (CAD$)	n/a	$0.08

Market price of shares on grant date (CAD$)	n/a	$0.09
Pre-vest forfeiture rate	n/a	5.29%
Risk-free interest rate	n/a	1.38%
Expected dividend yield	n/a	0%
Expected stock price volatility	n/a	118%
Expected option life in years	n/a	4.48

Expected stock price volatility is based on the historical price volatility of the Company's common shares.

In January 2014, the Company granted 500,000 stock options to an officer with an exercise price of CAD$0.05 and an expiry date of January 14, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In July 2014, the Company granted 4,050,000 stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of July 17, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In May 2015, certain directors and officers of the Company cancelled 3,360,000 stock options with exercise prices ranging from CAD$0.10 to CAD$0.145 and expiry dates ranging from September 2015 to June 2017.

Canarc Resource Corp.	Page 23

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(d)	Warrants:

At September 30, 2015, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2014	Issued	Exercised	Expired	September 30, 2015

$0.20	September 28, 2015 (1)	11,300,000	-	-	(11,300,000)	-

$0.20	September 28, 2015 (1), (2)	904,000	-	-	(904,000)	-

$0.20	December 19, 2015 (1)	4,500,000	-	-	-	4,500,000

$0.20	January 11, 2016 (1)	600,000	-	-	-	600,000

$0.20	January 18, 2016 (1)	1,000,000	-	-	-	1,000,000

$0.10	January 31, 2016	550,000	-	-	-	550,000

$0.10	July 31, 2017 (3)	8,450,000	-	-	-	8,450,000

$0.15	March 18, 2017	55,000	-	-	-	55,000

$0.15	September 18, 2018 (3)	5,254,055	-	-	-	5,254,055

$0.15	September 18, 2018 (3), (4)	661,718	-	-	-	661,718

$0.15	April 3, 2017	346,250	-	-	-	346,250

$0.15	October 3, 2018 (3)	4,153,750	-	-	-	4,153,750

$0.15	October 3, 2018 (3), (5)	60,725	-	-	-	60,725

$0.15	July 9, 2016	2,500,000	-	-	-	2,500,000

$0.08	September 21, 2018	-	5,749,443	-	-	5,749,443

$0.08	September 21, 2018 (6)	-	594,844	-	-	594,844

		40,335,498	6,344,287	-	(12,204,000)	34,475,785

(1)

The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)

As these warrants are agent's warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%.

Canarc Resource Corp.	Page 24

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(d)	Warrants: (continued)

(3)	On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(4)

As these warrants are agent's warrants, a fair value of $43,120 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent's warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(5)

As these warrants are agent's warrants, a fair value of $3,335 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent's warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(6)

As these warrants are agent's warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

(e)	Common shares reserved for issuance at September 30, 2015:

Number of Shares

Stock options (Note 11(c))	5,990,000
Warrants (Note 11(d))	34,475,785

Balance, September 30, 2015	40,465,785

Canarc Resource Corp.	Page 25

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(f)	Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the "Plan") that became effective on April 30, 2005. The Plan was intended to ensure that any entity seeking to acquire control of the Company made an offer that represented fair value to all shareholders and provided the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan's adoption was issued one Right for each common share of the Company held. Each Right entitled the registered holder thereof, except for certain "Acquiring Persons" (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights were exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expired on April 30, 2015.

12.	Corporate Development and General and Administrative

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Corporate Development:
Geology	$-	$3	$3	$3
Legal	-	34	4	69
Metallurgy	-	-	-	25
Salaries and remuneration	-	99	5	99
Sundry	-	-	-	5
Travel and transportation	15	34	34	74
	$15	$170	$46	$275

General and Administrative:
Accounting and audit	$1	$-	$1	$(8)
Legal	13	27	19	75
Office and sundry	16	19	46	58
Regulatory	10	12	40	59
Rent	8	10	24	32
	$48	$68	$130	$216

Canarc Resource Corp.	Page 26

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the condensed consolidated interim financial statements, the Company had the following general and administrative costs with related parties during the nine months ended September 30, 2015 and 2014:

			Net balance receivable (payable)
	Nine months ended September 30,		September 30,	December 31,
	2015	2014	2015	2014
Key management compensation:
Executive salaries and remuneration (1)	$267	$319	$(152)	$(203)
Severance	-	137	-	(4)
Directors fees	8	16	(36)	(198)
Share-based payments	75	140	-	-
	$350	$612	$(188)	$(405)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$40	$97	$(178)	$(172)

Net office, sundry, rent and salary allocations recovered from (charged by) company(ies) sharing certain common director(s) (3)	$(30)	$(79)	$(114)	$(141)

(1)	Includes key management compensation which is included in mineral property interests and corporate development.

(2)	Includes legal fees which are included in share issuance expenses and corporate development.

(3)	The companies include Aztec and Endeavour Silver Corp. which share certain common director(s).

The above transactions are incurred in the normal course of business. Note 6(b) provides disclosure for the acquisition of Oro Silver from Marlin, Note 9 for demand loans with certain related parties, Note 8 for investments in Aztec, and Note 11(b)(i) for shares-for-debt settlements with certain officers and directors.

Canarc Resource Corp.	Page 27

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2015

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.	Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and Mexico, as follows:

	September 30, 2015			December 31, 2014
	Canada	Mexico	Total	Canada	Mexico	Total

Mineral property interests	$10,442	$40	$10,482	$11,804	$-	$11,804
Equipment	1	-	1	2	-	2

15.	Other Corporate Transactions

(a)

In February 2014, the Company signed a Letter of Intent (the "LOI") with Pan American Goldfields Ltd. ("Pan American") with respect to a business combination whereby the Company may acquire all of the outstanding common shares of Pan American. Funds of $40,000 were advanced to Pan American in April 2014 which bore an interest rate of 1% per month but was written off in September 2014 as collectability was doubtful. In May 2014, as a result of its due diligence, the Company terminated the LOI with Pan American.

(b)

On July 15, 2014, the Company and Santa Fe Gold Corporation ("Santa Fe") entered into a Share Exchange Agreement (the "Agreement") pursuant to which Santa Fe was to issue 66,000,000 shares of its common stock to the Company, and the Company was to issue 33,000,000 of its common shares to Santa Fe (the "Share Exchange"). Pursuant to the Agreement, in July 2014, the Company advanced a promissory note loan of $200,000 to Santa Fe, which bore an interest rate of 12% per annum compounded monthly; both the principal and interest were due and payable on January 15, 2015, and any past due principal and interest shall bear an interest rate of 14%. In September 2014, further funds of $20,000 were advanced to Santa Fe. On October 15, 2014, the conditions precedent set forth in the Agreement were not satisfied and the Agreement terminated on that date. The promissory note receivable from Santa Fe along with accrued interest was determined to be impaired as collectability was doubtful, and was written off at December 31, 2014. In 2015, demand notices for repayment have been submitted by the Company to Santa Fe, as the Company maintains its legal rights relative to the promissory note loan. In August 2015, Santa Fe filed voluntary petitions under Chapter 11 of the Bankruptcy Code in U.S. Bankruptcy Court for the District of Delaware, USA.

Canarc Resource Corp.	Page 28

CORPORATE INFORMATION

HEAD OFFICE	#301 – 700 West Pender Street Vancouver, BC, Canada, V6C 1G8

Telephone: (604) 685-9700 Facsimile: (604) 685-9744

Website: www.canarc.net

DIRECTORS	Bradford Cooke Martin Burian Deepak Malhotra Leonard Harris Akiba Leisman

OFFICERS	Catalin Chiloflischi ~ Chief Executive Officer Garry Biles ~ President and Chief Operating Officer Philip Yee ~ Chief Financial Officer Stewart Lockwood ~ Secretary

REGISTRAR AND TRANSFER AGENT	Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street Vancouver, BC, Canada, V6C 3B9

AUDITORS	Smythe Ratcliffe LLP 7th Floor, 355 Burrard Street Vancouver, BC, Canada, V6C 2G8

SOLICITORS AND REGISTERED OFFICE	Vector Corporate Finance Lawyers #1040 – 999 West Hastings Street Vancouver, BC, Canada, V6C 2W2

SHARES LISTED	Trading Symbols TSX: CCM OTC-QB: CRCUF DBFrankfurt: CAN

Canarc Resource Corp.	Page 29